VERTEX PHARMACEUTICALS INCORPORATED 130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242 TEL. 617.444.6100 • FAX 617.444.7117 http://www.vrtx.com

August 28, 2012

Delivered via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Mail Stop 4720
Washington, DC 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
James Peklenk, Staff Accountant

Re:	Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File No. 000-19319

Ladies and Gentlemen:

This letter relates to comments from the staff (the “Staff”) of the Securities and Exchange Commission to Vertex Pharmaceuticals Incorporated (the “Company”) set forth in the Staff’s letter to the Company, dated August 20, 2012 (the “Comment Letter”), regarding the above referenced Company filings.  As discussed with a representative of the Staff on August 23, 2012, the Company hereby confirms that the Company (i) has received the Comment Letter and (ii) will file its response to the Comment Letter on or before September 17, 2012.

Please contact me at 617-444-6227 in the event that you have any questions or concerns with respect to this matter.

Very truly yours,

/s/ Valerie L. Andrews
Valerie L. Andrews
Vice President and General Counsel